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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                 Information to be Included in Statements Filed
             Pursuant to Rules 13d-1(b), (c) and (d) and Amendments
                     Thereto Filed Pursuant to Rule 13d-2(b)


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*


                              Panera Bread Company
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Class A Common Stock/Class B Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                             05010 3100/ 05010 3209
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           / /  Rule 13d-1(b)

            X   Rule 13d-1(c)

           / /  Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Page 1 of 8 pages

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===================================                       =====================
CUSIP NO. 050103 3100/ 05010 3209         13G               Page 2 of  8 Pages
===================================                       =====================

-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Ronald M. Shaich

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) / /

                                                                  (b) / /
-------------------------------------------------------------------------------
3        SEC USE ONLY



-------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

-------------------------------------------------------------------------------
NUMBER OF SHARES (1)           5    SOLE VOTING POWER

                                    1,842,118 shares of the Class A Common Stock
                                    (consisting of (a) 2,141 shares of Class A
                                    Common Stock, (b) 677,330 options to
                                    purchase Class A Common Stock and (c)
                                    1,162,647 shares of Class B Common Stock
                                    convertible on a share for share basis into
                                    Class A Common Stock).
                           ----------------------------------------------------
BENEFICIALLY                   6    SHARED VOTING POWER (2)(3)

OWNED BY                            100,000 shares of Class B Common Stock
                                    convertible on a share for share basis into
                                    Class A Common Stock
                           ----------------------------------------------------
EACH                           7    SOLE DISPOSITIVE POWER

REPORTING                           1,842,118 shares of the Class A Common Stock
                                    (consisting of (a) 2,141 shares of Class A
                                    Common Stock, (b) 677,330 options to
                                    purchase Class A Common Stock and (c)
                                    1,162,647 shares of Class B Common Stock
                                    convertible on a share for share basis into
                                    Class A Common Stock).
                           ----------------------------------------------------
PERSON WITH                    8    SHARED DISPOSITIVE POWER (2)(3)

                                    100,000 shares of Class B Common Stock
                                    convertible on a share for share basis into Class A Common Stock

-------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,942,118 shares of the Class A Common Stock (consisting of (a) 2,141 shares of Class A Common Stock, (b) 677,330 options to purchase Class A Common Stock and (c) 1,262,647 shares of Class B Common Stock convertible on a share for share basis into Class A Common Stock).
-------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [ ]
-------------------------------------------------------------------------------



                               Page 2 of 8 pages

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-------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         14.1% of Class A Common Stock and 82.9% of the Class B Common Stock.
-------------------------------------------------------------------------------
12           TYPE OF REPORTING PERSON*

             IN

-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Notes:

(1) Due to the fact that each share of Class A Common Stock is entitled to one vote on all matters submitted to stockholders and each share of Class B Common Stock is entitled to three votes on all such matters, equity percentage is not equivalent to voting power.

(2) Such shares of Series B Common Stock are held in a grantor retained annuity trust. Mr. Shaich is one of two trustees of the trust.

(3) Mr. Shaich disclaims beneficial ownership of such shares except to the extent of his direct pecuniary interest.




                               Page 3 of 8 pages

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Item 1(a).        Name of Issuer:
                  ---------------

Panera Bread Company


Item 1(b).        Address of Issuer's Principal Executive Offices:
                  ------------------------------------------------

7930 Big Bend Boulevard
Webster Groves, Missouri 63119


Item 2(a).        Name of Person Filing:
                  ----------------------

Ronald M. Shaich


Item 2(b).        Address of Principal Business Office or, if None, Residence:
                  ------------------------------------------------------------

c/o  Panera Bread Company
     7930 Big Bend Bouvelard
     Webster Groves, Missouri 63119

Item 2(c).        Citizenship:
                  ------------

United States of America

Item 2(d).        Title of Class of Securities:
                  -----------------------------

Class A Common Stock, par value $.0001 per share
Class B Common Stock, par value $.0001 per share

Item 2(e).        CUSIP Number:
                  -------------

05010 3100/ 05010 3209


Item 3.           If This Statement is Filed Pursuant to Rule 13d-1(b), or
                  --------------------------------------------------------
                  13d-2(b) or (c), Check Whether the Person Filing is a:
                  ------------------------------------------------------


         (a) [ ]  Broker or dealer registered under Section 15 of the Exchange
                  Act.

         (b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.



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         (d) [ ]  Investment company registered under Section 8 of the
                  Investment Company Act.

         (e) [ ]  An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E).

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

         (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

       If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.       Ownership (1)
              -------------

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)  Amount beneficially owned:

              1,942,118 shares of the Class A Common Stock (consisting of (a) 2,141 shares of Class A Common Stock, (b) 677,330 options to purchase Class A Common Stock and (c) 1,262,647 shares of Class B Common Stock convertible on a share for share basis into Class A Common Stock).

         (b)  Percent of class:

              14.1% of Class A Common Stock and 82.9% of Class B Common Stock.

         (c)  Number of shares as to which such person has:

              (i)  sole power to vote or to direct the vote:

              1,842,118 shares of the Class A Common Stock (consisting of (a) 2,141 shares of Class A Common Stock, (b) 677,330 options to purchase Class A Common Stock and (c) 1,162,647 shares of Class B Common Stock convertible on a share for share basis into Class A Common Stock).


                               Page 5 of 8 pages


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              (ii)   shared power to vote or to direct the vote: (2)(3)

              100,000 shares of Class B Common Stock convertible on a share for share basis into Class A Common Stock.

              (iii)   sole power to dispose or to direct the disposition of:

              1,842,118 shares of the Class A Common Stock (consisting of (a) 2,141 shares of Class A Common Stock, (b) 677,330 options to purchase Class A Common Stock and (c) 1,162,647 shares of Class B Common Stock convertible on a share for share basis into Class A Common Stock).

              (iv)   shared power to dispose or to direct the disposition of:
              (2)(3)

              100,000 shares of Class B Common Stock convertible on a share for share basis into Class A Common Stock

              NOTES:

              (1) Due to the fact that each share of Class A Common Stock is entitled to one vote on all matters submitted to stockholders and each share of Class B Common Stock is entitled to three votes on all such matters, equity percentage is not equivalent to voting power.

              (2) The shares of Series B Common Stock are held in a grantor retained annuity trust. Mr. Shaich is one of two trustees of the trust.

              (3) Mr. Shaich disclaims beneficial ownership of such shares except to the extent of his pecuniary interest.


Item 5.       Ownership of Five Percent or Less of a Class
              --------------------------------------------

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.       Ownership of More than Five Percent on Behalf of Another Person
              ---------------------------------------------------------------


              Inapplicable.


Item 7.       Identification and Classification of the Subsidiary Which Acquired
              ------------------------------------------------------------------
              the Security Being Reported on by the Parent Holding Company
              ------------------------------------------------------------


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              Inapplicable.


Item 8.       Identification and Classification of Members of the Group
              ---------------------------------------------------------


              Inapplicable.


Item 9.       Notice of Dissolution of Group
              ------------------------------

              Inapplicable.


Item 10.      Certification
              -------------

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                Date: February 13, 2001
                                                      --------------------

                                                Signature: /s/ Ronald M. Shaich
                                                          ----------------------

                                                Name/Title: Ronald M. Shaich,
                                                            Chairman and CEO




                               Page 8 of 8 pages